June 19, 2015

VIA EDGAR TRANSMISSION

Mary Cole

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Cole:

On June 2, 2015, Mutual Fund Series Trust (the "Registrant"), on behalf of the SignalPoint Global Alpha Fund (the "Fund"), a series of the Registrant, filed a preliminary proxy statement. The proxy statement relates to a special meeting of the Fund’s shareholders to consider approval of a new investment advisory agreement between SignalPoint Capital Management, LLC and the Registrant, on behalf of the Fund. On June 11, 2015, you provided oral comments to the Proxy.

Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. On page 2 of the proxy in the section “The Proposal - Approval Of A New Advisory Agreement For The Fund – Background – Adviser Transaction”, please consider adding more information regarding the Triggering Event if it is material.

Response. The disclosure was not revised because the details of the Triggering Event are immaterial.

Comment 2. Please confirm supplementally whether there is any affiliated brokerage for the Fund.

Response. The adviser confirmed to the registrant that there is no affiliated brokerage for this Fund.

Comment 3. In the section “Disciplinary Information”, please clarify the definition of the capitalized term “SAM.”

Response. The term “SAM” was meant to refer to the Parent Company, and the disclosure was revised accordingly.

* * * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins